SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

March 30, 2021

CHINA SOUTHERN AIRLINES COMPANY LIMITED

68 Qi Xin Road

Guangzhou, 510403

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

China Southern Airlines Company Limited (the “Company”) published the following announcements on March 30, 2021 on the Hong Kong Stock Exchange’s website at:

https://www1.hkexnews.hk/listedco/listconews/sehk/2021/0330/2021033001600.pdf, in relation to the annual results for the year ended December 31, 2020;

https://www1.hkexnews.hk/listedco/listconews/sehk/2021/0330/2021033001443.pdf, in relation to the 2020 corporate social responsibility report of the Company;

https://www1.hkexnews.hk/listedco/listconews/sehk/2021/0330/2021033001636.pdf, in relation to the provision for impairment of the Company; and

https://www1.hkexnews.hk/listedco/listconews/sehk/2021/0330/2021033001477.pdf, in relation to the resolutions of the board of directors and the supervisory committee of the Company.

The announcements in English are included as exhibits to this Form 6-K.

Certain statements contained in these announcements may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements. All information provided in this announcement is as of the date of this announcement, unless otherwise stated, and we undertake no duty to update such information, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA SOUTHERN AIRLINES COMPANY LIMITED

By:	/s/ Xie Bing
Name:	Xie Bing
Title:	Company Secretary

Date: March 30, 2021